POWER FINANCIAL
CORPORATION

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Readers are referred to the sections entitled "Forward-looking Statements" and "Non-GAAP Financial Measures" at the end of this release.

FINANCIAL RESULTS FOR 2008 AND DIVIDENDS

Montréal, Québec, March 11, 2009 – Power Financial Corporation's operating earnings for the year ended December 31, 2008 were $1,974 million or $2.69 per share, compared with $2,082 million or $2.84 per share in 2007.

Other items, not included in operating earnings, were a net charge of $637 million or $0.90 per share in 2008, compared with a net charge of $38 million or $0.05 in 2007. Other items in 2008 consisted of the Corporation's share of non-recurring items recorded by Lifeco, IGM and Pargesa as described below. The main components of other items in 2008 were the write-down of intangibles assets and goodwill relating to the acquisition of Putnam in 2007 ($983 million); the gain from the sale of health business at Great-West Life & Annuity ($472 million), and the write-down of Pargesa's investments in Lafarge and Pernod Ricard ($328 million for 2008).

As a result, net earnings were $1,337 million or $1.79 per share in 2008, compared with $2,044 million or $2.79 per share in 2007.

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Telecopier 514.286.7424

FOURTH-QUARTER RESULTS

Power Financial Corporation's operating earnings for the three-month period ended December 31, 2008 were $434 million or $0.59 per share, compared with $500 million or $0.68 per share in the same period in 2007.

Other items in the fourth quarter of 2008 were a charge of $1,207 million or $1.71 per share, compared with $32 million in the same period in 2007.

As a result, the net loss for the fourth quarter of 2008 was $773 million or $1.12 per share, compared with net earnings of $532 million or $0.73 per share for the same period in 2007.

RESULTS OF SUBSIDIARIES AND PARTJOINTCO

Great-West Lifeco Inc.

Great-West Lifeco reported adjusted net income from continuing operations attributable to common shareholders of $2,018 million or $2.255 per share in 2008, compared with $1,950 million or $2.185 per share in 2007, an increase of 3%.

For the three months ended December 31, 2008, Lifeco reported net income from continuing operations attributable to common shareholders of $525 million, compared with $494 million for the same period in 2007. This represents $0.586 per share for the period in 2008, compared with $0.553 for the corresponding period in 2007, an increase of 6%.

Adjusted net income from continuing operations in 2008 excludes income from discontinued operations and is before the impact of certain items that totaled $(665) million after tax or $(0.743) per common share for the twelve months ended December 31, 2008 and $(1,432) million after tax or $(1.597) per common share for the three months ended December 31, 2008. These items include a non-cash impairment charge recorded in the fourth quarter of 2008 of $(1,353) million after tax or $(1.508) per common share in connection with Putnam goodwill and intangible assets.

Earnings from discontinued operations in 2008 include the gain from the disposal of the U.S. Healthcare operations for an amount of $649 million or $0.725 per share.

Net income attributable to common shareholders was $1,396 million or $1.560 per common share for the twelve months ended December 31, 2008 and $(907) million or $(1.011) per common share for the fourth quarter of 2008.

IGM Financial Inc.

IGM Financial reported adjusted net income for the year ended December 31, 2008 of $766 million, compared with $864 million in 2007. Adjusted net earnings per share were $2.89 in 2008, compared with $3.23 in 2007. Adjusted net income in 2008 excludes the following items related to IGM's equity interest in Great-West Lifeco Inc.: a $60 million charge recorded in the fourth quarter representing IGM's proportionate share of Lifeco's after-tax impairment charge related to goodwill and indefinite life intangible assets; and a $25 million gain recorded in the second quarter representing IGM's proportionate share of Lifeco's after-tax gain related to the sale of its healthcare business, Great-West Healthcare.

Adjusted net income in 2007 excluded a non-cash income tax benefit of $15 million recorded in the fourth quarter resulting from decreases in the federal corporate income tax rates.

Net income without adjustment for the year ended December 31, 2008 was $731 million, compared with net income without adjustment of $879 million in 2007. Earnings per share on this basis were $2.76 in 2008, compared with $3.29 in 2007.

For the three months ended December 31, 2008, adjusted net income was $140 million or $0.53 per share, compared with net income of $219 million or $0.82 per share for the same period in 2007. Net income without adjustment for the three months ended December 31, 2008 was $80 million, compared with net income without adjustment of $234 million. Earnings per share on this basis were $0.30 in 2008, compared with $0.88 in 2007.

Parjointco N.V.

Power Financial holds a 50% interest in Parjointco N.V., which in turn holds a 54.1% interest in Pargesa Holding SA. Pargesa reported operating earnings of SF708 million in 2008, compared with SF609 million in 2007. Non-operating earnings were a charge of SF1,229 million in 2008, compared with SF113 million in 2007. As a result, the net loss reported by Pargesa was SF521 million in 2008, compared with net earnings of SF722 million in 2007.

The main component of the charge for 2008 is the impairment charge recorded by GBL in the fourth quarter of 2008 on its investment in Lafarge and, to a lesser extent, impairments charges on Iberdrola and Pernod Ricard.

For the fourth quarter of 2008, operating earnings were SF18 million, compared with SF72 million in the same period in 2007. Non-operating earnings in the fourth quarter were a charge of SF1,331 million, compared with SF101 million in 2007. As a result, Pargesa's net loss was SF1,313 million in the period in 2008, compared with net earnings of SF173 million in 2007.

PREFERRED SHARE DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Series A	April 24, 2009	May 15, 2009	To be determined In accordance with the articles of the Corporation
Series C	April 9, 2009	April 30, 2009	32.50¢
Series D	April 9, 2009	April 30, 2009	34.375¢
Series E	April 9, 2009	April 30, 2009	32.8125¢
Series F	April 9, 2009	April 30, 2009	36.875¢
Series H	April 9, 2009	April 30, 2009	35.9375¢
Series I	April 9, 2009	April 30, 2009	37.50¢
Series J	April 9, 2009	April 30, 2009	29.375¢
Series K	April 9, 2009	April 30, 2009	30.9375¢
Series L	April 9, 2009	April 30, 2009	31.875¢
Series M	April 9, 2009	April 30, 2009	62.877¢ (initial dividend)

COMMON SHARE DIVIDEND

The Board of Directors also declared a quarterly dividend of 35 cents per share on the Corporation's common shares payable May 1, 2009 to shareholders of record April 10, 2009.

For purposes of the Income Tax Act (Canada) and any similar provincial legislation, all of the above dividends of the Corporation's preferred and common shares are eligible dividends.

Forward-looking Statements
Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of the Corporation's and its subsidiaries' for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

POWER FINANCIAL
CORPORATION

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions and integrate acquisitions, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.
The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information concerning the risks and uncertainties associated with the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures
In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

As a consequence of the announcement by Lifeco of the signing of a definitive agreement by GWL&A to sell its healthcare insurance business, the results from Lifeco's U.S. healthcare insurance business are presented in the 2007 consolidated financial statements as "discontinued operations" in accordance with GAAP. Power Financial's share of these results is included in operating earnings

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

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Attachments: Financial Information

For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

POWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31 [in millions of dollars]	**2008**	2007
Assets		
Cash and cash equivalents	**4,689**	5,625
Investments		
Shares	**5,606**	6,927
Bonds	**66,554**	65,069
Mortgages and other loans	**18,034**	16,423
Loans to policyholders	**7,622**	6,317
Real estate	**3,190**	2,549
	101,006	97,285
Funds held by ceding insurers	**11,447**	1,512
Investment at equity	**2,814**	3,503
Assets of operations held for sale	**–**	697
Intangible assets	**4,482**	4,946
Goodwill	**8,613**	9,230
Future income taxes	**1,766**	615
Other assets	**6,701**	6,701
	141,518	130,114
Liabilities		
Policy liabilities		
Actuarial liabilities	**97,895**	87,487
Other	**4,732**	4,385
Deposits and certificates	**959**	857
Funds held under reinsurance contracts	**192**	164
Liabilities of operations held for sale	**–**	428
Debentures and other borrowings	**5,658**	6,791
Preferred shares of the Corporation	**300**	300
Preferred shares of subsidiaries	**1,269**	1,303
Capital trust securities and debentures	**658**	639
Future income taxes	**768**	743
Other liabilities	**7,254**	6,633
	119,685	109,730
Non-controlling interests	**8,414**	7,519
Shareholders' Equity		
Stated capital		
Perpetual preferred shares	**1,575**	1,400
Common shares	**595**	594
Contributed surplus	**91**	69
Retained earnings	**10,811**	10,504
Accumulated other comprehensive income	**347**	298
	13,419	12,865
	141,518	130,114

For additional information, refer to the 2008 Audited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended December 31 (unaudited)		For the years ended December 31	
[in millions of dollars, except per share amounts]	**2008**	2007	**2008**	2007
Revenues				
Premium income	**4,782**	5,764	**30,007**	18,753
Net investment income				
Regular net investment income	**1,469**	1,331	**6,114**	5,687
Change in fair value on held-for-trading assets	**(368)**	821	**(5,161)**	(1,098)
	1,101	2,152	**953**	4,589
Fee income	**1,252**	1,512	**5,540**	5,327
	7,135	9,428	**36,500**	28,669
Expenses				
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	**4,815**	6,840	**26,774**	19,122
Commissions	**526**	588	**2,172**	2,236
Operating expenses	**918**	885	**3,605**	3,199
Financing charges	**74**	120	**438**	408
	6,333	8,433	**32,989**	24,965
	802	995	**3,511**	3,704
Share of earnings of investment at equity	**2**	17	**183**	145
Other income (charges), net	**(2,414)**	24	**(2,402)**	24
Earnings from continuing operations before income taxes and non-controlling interests	**(1,610)**	1,036	**1,292**	3,873
Income taxes	**(693)**	266	**16**	938
Non-controlling interests	**(144)**	269	**442**	1,039
Earnings from continuing operations	**(773)**	501	**834**	1,896
Earnings from discontinued operations	–	31	**503**	148
Net earnings	**(773)**	532	**1,337**	2,044
Earnings per common share				
– Basic	**(1.12)**	0.73	**1.79**	2.79
– Diluted	**(1.12)**	0.72	**1.78**	2.78

SEGMENTED INFORMATION

Information on Profit Measure **Three months ended December 31, 2008** [in millions of dollars] (unaudited)	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,782	–	–	–	4,782
Net investment income					
Regular net investment income	1,423	36	–	10	1,469
Change in fair value on held-for-trading assets	(368)	–	–	–	(368)
	1,055	36	–	10	1,101
Fee income	743	549	–	(40)	1,252
	6,580	585	–	(30)	7,135
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	4,815	–	–	–	4,815
Commissions	360	206	–	(40)	526
Operating expenses	746	163	–	9	918
Financing charges	37	25	–	12	74
	5,958	394	–	(19)	6,333
	622	191	–	(11)	802
Share of earnings of investment at equity	–	–	2	–	2
Other income (charges), net	(2,248)	–	(376)	210	(2,414)
Earnings from continuing operations before income taxes and non-controlling interests	(1,626)	191	(374)	199	(1,610)
Income taxes	(744)	51	–	–	(693)
Non-controlling interests	(244)	95	–	5	(144)
Contribution to consolidated earnings from continuing operations	(638)	45	(374)	194	(773)
Contribution to consolidated earnings from discontinued operations	–	–	–	–	–
Contribution to consolidated net earnings	(638)	45	(374)	194	(773)

SEGMENTED INFORMATION

Information on Profit Measure Three months ended December 31, 2007 [in millions of dollars] (unaudited)	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	5,764	–	–	–	5,764
Net investment income					
Regular net investment income	1,304	42	–	(15)	1,331
Change in fair value on held-for-trading assets	821	–	–	–	821
	2,125	42	–	(15)	2,152
Fee income	861	679	–	(28)	1,512
	8,750	721	–	(43)	9,428
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	6,840	–	–	–	6,840
Commissions	374	241	–	(27)	588
Operating expenses	712	157	–	16	885
Financing charges	84	22	–	14	120
	8,010	420	–	3	8,433
	740	301	–	(46)	995
Share of earnings of investment at equity	–	–	17	–	17
Other income (charges), net	–	–	23	1	24
Earnings from continuing operations before income taxes and non-controlling interests	740	301	40	(45)	1,036
Income taxes	198	67	–	1	266
Non-controlling interests	195	103	–	(29)	269
Contribution to consolidated earnings from continuing operations	347	131	40	(17)	501
Contribution to consolidated earnings from discontinued operation	31	–	–	–	31
Contribution to consolidated net earnings	378	131	40	(17)	532

SEGMENTED INFORMATION

Information on Profit Measure For the year ended December 31, 2008 [in millions of dollars]	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	30,007	–	–	–	30,007
Net investment income					
Regular net investment income	5,962	202	–	(50)	6,114
Change in fair value on held-for-trading assets	(5,161)	–	–	–	(5,161)
	801	202	–	(50)	953
Fee income	3,124	2,503	–	(87)	5,540
	33,932	2,705	–	(137)	36,500
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	26,774	–	–	–	26,774
Commissions	1,353	906	–	(87)	2,172
Operating expenses	2,886	648	–	71	3,605
Financing charges	296	91	–	51	438
	31,309	1,645	–	35	32,989
	2,623	1,060	–	(172)	3,511
Share of earnings of investment at equity	–	–	183	–	183
Other income (charges), net	(2,248)	–	(364)	210	(2,402)
Earnings from continuing operations before income taxes and non-controlling interests	375	1,060	(181)	38	1,292
Income taxes	(278)	293	–	1	16
Non-controlling interests	174	355	–	(87)	442
Contribution to consolidated earnings from continuing operations	479	412	(181)	124	834
Contribution to consolidated earnings from discontinued operations	503	–	–	–	503
Contribution to consolidated net earnings	982	412	(181)	124	1,337

SEGMENTED INFORMATION

Information on Profit Measure For the year ended December 31, 2007 [in millions of dollars]	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	18,753	–	–	–	18,753
Net investment income					
Regular net investment income	5,565	194	–	(72)	5,687
Change in fair value on held-for-trading assets	(1,098)	–	–	–	(1,098)
	4,467	194	–	(72)	4,589
Fee income	2,703	2,701	–	(77)	5,327
	25,923	2,895	–	(149)	28,669
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	19,122	–	–	–	19,122
Commissions	1,366	947	–	(77)	2,236
Operating expenses	2,517	623	–	59	3,199
Financing charges	269	88	–	51	408
	23,274	1,658	–	33	24,965
	2,649	1,237	–	(182)	3,704
Share of earnings of investment at equity	–	–	145	–	145
Other income (charges), net	–	–	26	(2)	24
Earnings from continuing operations before income taxes and non-controlling interests	2,649	1,237	171	(184)	3,873
Income taxes	582	355	–	1	938
Non-controlling interests	766	391	–	(118)	1,039
Contribution to consolidated earnings from continuing operations	1,301	491	171	(67)	1,896
Contribution to consolidated earnings from discontinued operations	148	–	–	–	148
Contribution to consolidated net earnings	1,449	491	171	(67)	2,044

Power Financial Corporation

082-01716

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares (PWF.PR.A) of the Corporation payable on May 15, 2009 to shareholders of record at the close of business on April 24, 2009, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending March 31, 2009;

(2) A quarterly dividend of 32.50 cents per share on the outstanding First Preferred Shares, Series C (PWF.PR.D) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009;

(3) A quarterly dividend of 34.375 cents per share on the outstanding First Preferred Shares, Series D (PWF.PR.E) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009;

(4) A quarterly dividend of 32.8125 cents per share on the outstanding First Preferred Shares, Series E (PWF.PR.F) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009;

(5) A quarterly dividend of 36.875 cents per share on the outstanding First Preferred Shares, Series F (PWF.PR.G) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009;

(6) A quarterly dividend of 35.9375 cents per share on the outstanding First Preferred Shares, Series H (PWF.PR.H) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009;

(7) A quarterly dividend of 37.50 cents per share on the outstanding First Preferred Shares, Series I (PWF.PR.I) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009;

(8) A quarterly dividend of 29.375 cents per share on the outstanding First Preferred Shares, Series J (PWF.PR.J) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009;

(9) A quarterly dividend of 30.9375 cents per share on the outstanding First Preferred Shares, Series K (PWF.PR.K) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009;

(10) A quarterly dividend of 31.875 cents per share on the outstanding First Preferred Shares, Series L (PWF.PR.L) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009;

(11) An initial dividend of 62.877 cents per share on the outstanding First Preferred Shares, Series M (PWF.PR.M) of the Corporation payable on April 30, 2009 to shareholders of record at the close of business on April 9, 2009; and

(12) A quarterly dividend of 35 cents per share on the outstanding common shares (PWF) of the Corporation payable on May 1, 2009 to shareholders of record at the close of business on April 10, 2009.

BY ORDER OF THE BOARD,

Edward Johnson
Senior Vice-President,
General Counsel and Secretary

Montréal, Québec
March 11, 2009